                                                                       EXHIBIT 2

                                    VIVENDI
                              42 Ave de Friedland
                                   Paris 08
                                    France


                                 June 29, 1998

Mr. Nicholas DeBenedictis
Chairman, President and
Chief Executive Officer
Philadelphia Suburban Corporation
762 Lancaster Avenue
Bryn Mawr, Pennsylvania


         Re:   Consumers Water Company

Dear Mr. DeBenedictis:

               It is Vivendi's understanding that Philadelphia Suburban Corporation ("PSC") and Consumers Water Company ("Consumers") are entering into an Agreement and Plan of Merger, dated as of June 27, 1998 (the "Merger Agreement") which Merger Agreement generally provides for the merger (the "Merger") of Consumers into Consumers Acquisition Company, a Pennsylvania corporation and wholly owned subsidiary of PSC, and the conversion of the issued and outstanding common shares of Consumers into common shares of PSC, as described in the draft press release attached hereto ("Press Release").

               As you are aware, Vivendi and its affiliates hold 2,040,659 shares of common stock in Consumers (the "Consumers Common Stock") and 3,651,866 shares of common stock in PSC (the "PSC Common Stock").

               The purpose of this letter is to inform PSC that Vivendi intends to vote (or cause to be voted) all of the Consumers Common Stock over which Vivendi or its affiliates have voting authority in favor of (i) the Merger Agreement and (ii) the Merger, on the terms described in the Press Release, at any meeting of the shareholders of Consumers called to vote on such matters or in any other circumstance upon which a vote, consent, or other approval with respect to the Merger is sought.

               In addition, Vivendi intends to surrender the certificate or certificates representing the Consumers Common Stock over which Vivendi has authority to PSC upon consummation of the Merger as described in the Merger Agreement.

               Finally, Vivendi intends to vote (or cause to be voted) all of the PSC Common Stock over which Vivendi or its affiliates has voting authority in favor of (i) the Merger Agreement, (ii) the Merger, and (iii) the authorization or issuance of shares of PSC Common Stock in connection with the Merger, at any meeting of shareholders of PSC called to vote on such matters or any adjournment thereof or in any other circumstance upon which a vote, consent, or other approval with respect to the Merger is sought.

               As you are aware, pursuant to a letter agreement dated February 7, 1987, Vivendi has granted a right of first refusal in respect of its Consumers Common Stock in favor of Consumers, which is exercisable in certain circumstances. Vivendi's intentions described above are subject to any rights of Consumers under that letter agreement.

                                                     Sincerely,



                                                     /s/ Guillaume Hannezo
                                                     ---------------------
                                                     Guillaume Hannezo
                                                     Chief Financial Officer